Exhibit 99.21

First Quarter Results and Analyst Conference Call

Trading Symbol: SVM:TSX	July 24, 2008

VANCOUVER, British Columbia – July 24, 2008 – Silvercorp Metals Inc. (“Silvercorp”), announced that it expects to release its unaudited first quarter results for the period ended June 30, 2008 on Wednesday, August 13, 2008 after the close of the market. Silvercorp’s management will hold a conference call on Thursday, August 14, 2008 at 9:00 a.m. Pacific Time to discuss the first quarter 2008 results with analysts. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to www.silvercorp.ca and clicking on the conference call link (on the home page) or over the phone by dialing (651) 291-5254 just prior to its start time. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact us at (604) 669 9397 or via email to ir@silvercorp.ca no later than 2:00 p.m. Pacific Time on Wednesday, August 13, 2008. All participants will be asked to register with the conference call operator.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Currently, the Company is operating and developing four Silver-Lead-Zinc mines at the Ying Mining Camp, Henan Province, owned through its 77.5% and 70% Chinese subsidiary companies. In Guangdong Province, it is applying for a mining permit for the newly acquired GC/SMT property, owned through a 95% Chinese subsidiary. Silvercorp is also exploring the Na-Bao Polymetallic Project in Qinghai Province, China owned through its 82% Chinese subsidiary.

The Company's common shares are included as a component of the S&P/TSX Composite, the S&P/TSX Global Gold, and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, & Lorne Waldman, Corporate Secretary. Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca